Exhibit 1

PRESS RELEASE

Cyren Web Security Wins Second Consecutive

CyberSecurity Breakthrough Award

Cyren Web Security Solution Wins “Overall Secure Web Gateway Solution of the Year” Award

McLean, VA – September 26, 2018 – Cyren (NASDAQ: CYRN), a leader in cloud security, today announced that its Cyren Web Security platform was named the winner of the “Overall Secure Web Gateway Solution of the Year” award for the second consecutive year from CyberSecurity Breakthrough, an independent organization that recognizes the top companies, technologies and products in the global information security market.

“The CyberSecurity Breakthrough Awards program is hyper-competitive, with thousands of award nominations coming in from the best and brightest in the industry,” said James Johnson, managing director, CyberSecurity Breakthrough. “Breaking through the competition to win awards two years in a row is a significant achievement for the Cyren team, and a testament to their powerful cloud-based web security solution. We congratulate them on their success in the web security category and we are excited to recognize them as a 2018 CyberSecurity Breakthrough Award winner.”

 A 100% cloud-delivered secure web gateway, Cyren Web Security protects employees from advanced malware, ransomware and phishing wherever they are, and on whatever device they may be using. Its powerful policy and reporting capabilities deliver unprecedented real-time visibility into web usage, including “shadow IT” discovery and control. The service operates from Cyren’s single, globally-operated SaaS enterprise security platform, which integrates web security, email security with archiving, DNS security, and cloud sandboxing.

The mission of the CyberSecurity Breakthrough Awards is to honor excellence and recognize the innovation, hard work and success in a range of information security categories, including Cloud Security, Threat Detection, Risk Management, Fraud Prevention, Mobile Security, Email Security and many more. This year’s program attracted more than 3,000 nominations from over 14 different countries throughout the world.

About CyberSecurity Breakthrough

Part of the Tech Breakthrough Awards organization, the CyberSecurity Breakthrough Awards program is devoted to honoring excellence in information security and cybersecurity technology companies, products and people. The CyberSecurity Breakthrough Awards provide a platform for public recognition around the achievements of breakthrough information security companies and products in categories including Cloud Security, Threat Detection, Risk Management, Fraud Prevention, Mobile Security, Web and Email Security, UTM, Firewall and more. For more information visit CyberSecurityBreakthrough.com.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

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LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc

Cyren Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com